November 5, 2009

Via Edgar and Facsimile

Securities and Exchange Commission

Judiciary Plaza Office Building

100 F Street, N.E.

Washington, D.C. 20549

Re:	SWS Group, Inc.

Form S-3 Registration Statement filed October 16, 2009, as amended by

Pre-Effective Amendment No. 1 filed October 30, 2009

File No. 333-162537

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, SWS Group, Inc. (the “Registrant”) hereby requests that the above captioned Registration Statement be declared effective at 10:00 a.m. Washington, D.C. time on, November 10, 2009, or as soon as practicable thereafter. We confirm to you that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above captioned Registration Statement. In addition, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SWS Group, Inc.

By:	/S/ DONALD W. HULTGREN
Donald W. Hultgren, President and Chief Executive Officer